UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

2Q15

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS SOLID RESULTS WITH A CONSOLIDATED NET INCOME OF COP 695 BILLION FOR THE SECOND QUARTER OF 2015

•	Net operating income increased 11.0% compared to the first quarter of 2015 and 11.8% compared to the second quarter of 2014. This result is a combination of higher net interest income and higher financial efficiency.

•	Net interest income increased 18.6% during the second quarter of 2015. It increased 19.2% in the first half of 2015 in comparison with the same period of 2014. This result is the combination of higher loan volumes in the past twelve months and stable loan net interest margins.

•	Efficiency improves to 47.8% for the first six months of 2015, in comparison with 50.1% for the same period of 2014. Operating income for the first six months of 2015 grew 15.1% while operating expenses grew 11.1%.

•	Net loan portfolio increased 2.4% during the second quarter of 2015 and 23.1% during the last twelve months. This loan portfolio growth was driven by commercial and mortgage loans. Also, annual growth was positively affected by the depreciation of the COP versus the USD.

•	The balance sheet remains solid. 90-day past due loans represented 1.8% of gross loans at the end of 2Q15 (3.1% when using the 30 day standard) and allowances represented 215% of those day past due loans (119% when using the 30-day standard). The total capital ratio was 13.7% and the Tier 1 ratio was 8.2%.

•	ROE was 15.8% for the second quarter and 15% for the first six months of the 2015.

August 13, 2015. Medellín, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the second quarter of 20151.

For the quarter ended on June 30, 2015 (“1Q15”), Bancolombia reported consolidated net income of COP 695 billion (COP 685 billion before discontinued operations)), or COP 712 per share - USD 1.10 per ADR. This net income represents an 11% increase compared to the quarter ended on March 31, 2015 (“1Q15”) and an 11.8% increase compared to the quarter ended on June 30, 2014 “2Q15”).

All data, results, and analyses shown in this report, treat Tuya S.A. as a discontinued operation. For this reason, Bancolombia does not consolidate this operation in its consolidated financial statements and makes reference to it through a separate line on its Balance Sheet and Income Statement. For more information, See “item 3 – Recent Relevant Events” and Appendix.

1. This report corresponds to the interim unaudited consolidated financial statements of BANCOLOMBIA S.A. and its subsidiaries (“BANCOLOMBIA” or “The Bank”) which Bancolombia controls, amongst others, by owning directly or indirectly, more than 50% of the voting capital stock. These financial statements have been prepared in accordance with International Financial Reporting Standards – IFRS. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. The statements of income for the quarter ended June 30, 2015 are not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov. CAUTIONARY NOTE REGARDING CHANGES IN THE BANK’S ACCOUNTING POLICIES: Until 2014, BANCOLOMBIA prepared its financial statements under the rules issued by Superintendencia Financiera de Colombia (Colombian GAAP). Beginning on January 1, 2015, the financial statements of BANCOLOMBIA are being prepared under IFRS. BANCOLOMBIA’s first IFRS financial statements will cover the year ending in 2015 and will also include the comparative financial statements for the year ending in 2014. Until Bancolombia prepares the first annual consolidated financial statements under IFRS and definitively establishes its IFRS accounting policies in accordance with the IFRS 1, the interim unaudited consolidated financial information for interim periods within 2015, and the comparative 2014 period, may be further amended.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate July 1, 2015 $2,598.68 = US$ 1

1

2Q15

BANCOLOMBIA: Summary of consolidated financial quarterly results2

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP millions)	2Q14	1Q15	2Q15	2Q15/1Q15	2Q15/2Q14
ASSETS
Loans	99,059,413	118,480,197	121,202,514	2.30%	22.35%
Investments	11,286,975	13,324,194	12,774,812	-4.12%	13.18%
Other assets	19,165,014	24,677,441	24,286,002	-1.59%	26.72%
Total assets	129,511,402	156,481,832	158,263,328	1.14%	22.20%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	83,033,038	97,637,134	97,540,528	-0.10%	17.47%
Other liabilities	30,747,043	40,933,018	42,121,701	2.90%	36.99%
Total liabilities	113,780,081	138,570,152	139,662,229	0.79%	22.75%
Non-controlling interest	485,440	475,160	515,767	8.55%	6.25%
Shareholders' equity	15,245,881	17,436,520	18,085,332	3.72%	18.62%
Total liabilities and shareholders' equity	129,511,402	156,481,832	158,263,328	1.14%	22.20%

Interest income	2,247,217	2,654,505	2,712,365	2.18%	20.70%
Interest expense	(752,977)	(892,664)	(941,016)	5.42%	24.97%
Net interest income	1,494,240	1,761,841	1,771,349	0.54%	18.55%
Net provisions	(250,279)	(311,293)	(415,926)	33.61%	66.18%
Fees and income from service, net	514,225	522,698	554,100	6.01%	7.75%
Other operating income	175,934	213,831	174,405	-18.44%	-0.87%
Total Dividends received and equity method	38,211	53,897	75,779	40.60%	98.32%
Total operating expense	(1,114,504)	(1,201,205)	(1,251,358)	4.18%	12.28%
Total other income (expenses)	7,590	25,788	(10,429)	-140.44%	-237.40%
Profit before tax	865,417	1,065,557	897,920	-15.73%	3.76%
Income tax	(226,140)	(264,556)	(203,336)	-23.14%	-10.08%
Tax on wealth	-	(162,302)	-	-100.00%	0.00%
Net income before non-controlling interest	639,277	638,699	694,584	8.75%	8.65%
Non-controlling interest	(22,282)	(23,772)	(9,187)	-61.35%	-58.77%
Net income before Descontinued Operations	616,995	614,927	685,397	11.46%	11.09%
Discontinued Operations Net Income	4,539	11,315	9,585	-40.11%	49.28%
Net income	621,534	626,242	694,982	10.98%	11.82%

PRINCIPAL RATIOS	Quarter			As of
	2Q14	1Q15	2Q15	2Q14	2Q15
PROFITABILITY
Net interest margin (1)	5.51%	5.53%	5.40%	5.47%	5.48%
Return on average total assets (2)	1.92%	1.63%	1.77%	1.88%	1.70%
Return on average shareholders´ equity (3)	16.56%	14.28%	15.78%	16.43%	15.02%
EFFICIENCY
Operating expenses to net operating income	50.14%	47.06%	48.58%	50.43%	47.83%
Operating expenses to average total assets	3.47%	3.18%	3.24%	3.44%	3.21%
CAPITAL ADEQUACY
Shareholders' equity to total assets	11.77%	11.14%	11.43%
Technical capital to risk weighted assets		14.21%	13.66%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS (USD)	1.36	0.98	1.10
Net income per share (COP)	641.48	639.33	712.60
P/BV ADS (4)	1.71	1.41	1.49
P/BV Local (5) (6)	1.67	1.35	1.42
P/E (7)	10.46	9.77	9.57
ADR price	57.80	39.33	43.00
Common share price (8)	26,540	24,500	26,700
Weighted average of Preferred Shares outstanding (9)	961,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	1,881.19	2,598.36	2,598.68

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange; (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter. (9) Common and preferred.

2

2Q15

1.	BALANCE SHEET

1.1.	Assets

As of June 30, 2015, Bancolombia’s assets totaled COP 158,263 billion, which represents an increase of 1.1% compared to 1Q15 and of 22.2% compared to 2Q14. The annual growth was explained, 11% by the depreciation of the peso against the dollar.

The increase in assets in the quarter and in the year was explained by the organic growth of the loan portfolio as well as by a depreciation of the COP versus the USD (remaining stable between the last days of 1Q15 and 2Q15 and 38.1% during the last 12 months).

1.2.	Loan Portfolio

The following table shows the composition of Bancolombia’s investments and loans by type and currency:

(COP Million)	Amounts in COP		Amounts in USD converted to COP		Amounts in USD (thousands)		Total
(1 USD =2598,68 COP)		2Q15/1Q15		2Q15/1Q15		2Q15/1Q15		2Q15/1Q15
Commercial loans	56,216,081	3.93%	30,313,891	-1.44%	11,665,111	-1.45%	86,529,972	1.98%
Consumer loans	11,984,291	2.20%	6,323,483	1.62%	2,433,344	1.60%	18,307,774	2.00%
Mortgage loans	9,891,247	5.03%	5,742,874	2.89%	2,209,920	2.88%	15,634,121	4.23%
Small business loans	560,505	6.22%	192,670	9.44%	74,141	9.43%	753,175	7.03%
Interests paid in advance	(19,711)	0.03%	(2,817)	-11.42%	(1,084)	-11.43%	(22,528)	-1.56%
Gross loans	78,632,413	3.81%	42,570,101	-0.39%	16,381,432	-0.40%	121,202,514	2.30%
Total assets	98,187,091	3.54%	60,076,237	-2.56%	23,117,982	-2.57%	158,263,328	1.14%

The most relevant aspects regarding the evolution of the loan portfolio during 2Q15 were:

•              The growth of commercial and mortgage loans during 2Q15 shows a sustained credit demand. Consumer loans grew over the quarter due to a recovery of demand in this segment, in line with seasonal factors.

•              COP showed no depreciation against the USD between the last days of 1Q15 and 2Q15, although it depreciated 38.1% in the last 12 months. This annual depreciation caused both the assets and liabilities denominated in USD to represent more COP when the conversion was made.

•              Mortgage loans denominated in COP presented a dynamic performance, growing 5% quarter on quarter. The dynamism of mortgage lending in Colombia is explained by lower long-term interest rates, as well as by the Colombian government’s interest rate subsidy programs. On the other hand, the mortgage balance denominated in USD from our operation in El Salvador and Panama accounted for 36% of the mortgage loans at the end of 2Q15.

•              Net loans grew 6.9% as compared to December 2014, with indicates a deceleration in the pace of growth in 2015.

Total reserves (allowances in the balance sheet) for loan losses increased by 0.75% during 2Q15 and totaled COP 4,631 billion, equivalent to 3.8% of gross loans at the end of the quarter. For further explanation regarding coverage of the loan portfolio and credit quality trends, see section “2.4. Asset Quality, Provision Charges and Balance Sheet Strength”.

3

2Q15

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO
(COP million)	Jun-14	Mar-15	Jun-15	2Q15/1Q15	2Q15/2Q14	% of total loans
Commercial	70,859,548	84,850,457	86,529,972	1.98%	22.11%	71.4%
Consumer	15,538,310	17,949,406	18,307,774	2.00%	17.82%	15.1%
Mortgage	12,100,204	14,999,488	15,634,121	4.23%	29.21%	12.9%
Microcredit	577,449	703,731	753,175	7.03%	30.43%	0.6%
Interests received in advance	(16,098)	(22,885)	(22,528)	-1.56%	39.94%	0.0%
Total loan portfolio	99,059,413	118,480,197	121,202,514	2.30%	22.35%	100.0%
Allowance for loan losses	(4,337,735)	(4,597,073)	(4,631,361)	0.75%	6.77%
Total loans, net	94,721,678	113,883,124	116,571,153	2.36%	23.07%

1.3.	Investment Portfolio

As of June 30, 2015, Bancolombia’s net investment portfolio totaled COP 12,775 billion, decreasing 4.1% compared to the figure reported in 1Q15 and growing 13.2% compared to 2Q14. This quarterly decrease is explained by the bank's strategy to reduce its securities portfolio. The investment portfolio consists primarily of debt securities, which represent 90.5% of Bancolombia’s total investments and 7.3% of assets at the end of 2Q15.

At the end of 2Q15, the investments in debt securities had a duration of 24.2 months and a yield to maturity of 5.43%.

1.4.	Goodwill and intangibles

As of 2Q15, Bancolombia’s goodwill and intangibles totaled COP 4,934 billion, increasing 31.9% compared to 2Q14. This annual variation is explained by the depreciation of the COP against the USD during the year.

1.5.	Funding

As of June 30, 2015, Bancolombia’s liabilities totaled COP 139,662 billion, increasing 0.8% compared to 1Q15 and 22.8% compared to 2Q14.

Deposits by customers totaled COP 97,208 billion (or 69.6% of liabilities) at the end of 2Q15, increasing 0.4% during the quarter and 17.6% over the last 12 months. The net loans to deposits ratio (including borrowings from domestic development banks) was 114% at the end of 2Q15, increasing compared to the 112% reported in 1Q15, and the 108% reported in 2Q14.

Bancolombia´s funding strategy during the quarter was to limit the rapid increase of the cost of deposits while maintaining the liquidity position. This strategy allowed the bank to keep the cost of deposits low during the quarter. The ultimate goal is to defend the net interest margin.

Funding mix COP Million	2Q14		1Q15		2Q15
Checking accounts	15,548,232	15%	17,649,725	14%	17,852,471	14%
Saving accounts	33,657,609	32%	38,667,767	30%	39,136,638	30%
Time deposits	32,602,779	31%	38,427,656	30%	39,165,003	30%
Other deposits	1,286,281	1%	5,099,439	4%	4,135,788	3%
Long term debt	11,754,099	11%	14,458,397	11%	15,124,313	12%
Loans with banks	11,422,454	11%	15,518,811	12%	15,164,032	12%
Total Funds	106,271,454	100%	129,821,795	100%	130,578,245	100%

4

2Q15

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 2Q15 was COP 18,085 billion, increasing 3.7% or COP 649 billion, with respect to the COP 17,436 billion reported at the end of 1Q15.

Bancolombia’s capital adequacy ratio was 13.7%. This figure highlights the company’s solid capital position.

Bancolombia’s capital adequacy ratio was 466 basis points above the minimum 9% required by Colombia’s regulator, while the basic capital ratio (Tier 1) to risk weighted assets was 8.2%, 366 basis points above the regulatory minimum of 4.5%. The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 8.4% at the end of 2Q15.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	1Q15%		2Q15%
Basic capital (Tier I)	11,367,295	8.57%	11,020,242	8.16%
Additional capital (Tier II)	7,487,984	5.64%	7,425,582	5.50%
Technical capital (1)	18,855,278		18,445,824
Risk weighted assets included market risk	132,687,996		135,079,386
CAPITAL ADEQUACY (2)		14.21%		13.66%

(1) Technical capital is the sum of basic and additional capital.

(2) Capital adequacy is technical capital divided by risk weighted assets.

5

2Q15

2.	INCOME STATEMENT

Net income totaled COP 695 billion in 2Q15, or COP 712.6 per share - USD 1.10 per ADR (excluding discontinued operations). This net income represents an increase of 11.8% compared to 2Q14 and of 11% compared to 1Q15. Bancolombia’s annualized ROE for 2Q15 was 15.8%.

2.1.	Net Interest Income

Net interest income totaled COP 1,771 billion in 2Q15, 0.5% greater than that reported in 1Q15, and 18.6% higher than the figure for 2Q14. The annual performance of this line was driven by higher loan volumes and the depreciation of the COP versus the USD.

During 2Q15, the investment, interest rate derivatives and repos portfolio generated COP 67.6 billion.

Net Interest Margin

The annualized net interest margin decreased to 5.4% in 2Q15, explained by the reduction of the value of debt securities in Colombia..

The annualized net interest margin for investments was -0.5%, lower than the 1.0% of 1Q15 and the annualized net interest margin of the loan portfolio was 6.0%, which is the same as in 1Q15.

Annualized Interest
Margin	2Q14	1Q15	2Q15
Loans' Interest margin	6.1%	6.0%	6.0%
Debt investments' margin	0.5%	1.0%	-0.5%
Net interest margin	5.5%	5.5%	5.4%

The funding cost increased during 2Q15 and increased slightly due to the gradual reduction of liquidity in the Colombian economy. Savings and checking accounts represented the same proportion of the total deposits as presented last quarter (“1Q15”), and the annualized average weighted cost of deposits was 2.3% in 2Q15, increasing 0.14% compared to 1Q15.

Average weighted
funding cost	2Q14	1Q15	2Q15
Checking accounts	0.00%	0.00%	0.00%
Saving accounts	1.37%	1.34%	1.35%
Time deposits	3.97%	4.11%	4.38%
Total deposits	2.14%	2.19%	2.33%
Long term debt	6.10%	6.56%	6.52%
Loans with banks	2.94%	2.60%	2.40%
Total funding cost	2.69%	2.71%	2.79%

2.2.	Fees and Income from Services

In the 2Q15, certain accounts were reclassified as Fees, since they were previously included in the “Other Income” and “Other Expenses” lines.

6

2Q15

During 2Q15, net fees and income from services totaled COP 554 billion, increasing 6.0% with respect to 1Q15 and increasing 7.8% with respect to 2Q14. Fees from credit and debit cards increased 4.4% compared to 1Q15 due to an increase in the volume of transactions. Fees from asset management and trust services increased 0.4% in 1Q15 and 31.4% compared to 2Q14. Fees from insurance distribution increased 28.5% with respect to 1Q15 and 29.2% with respect to 1Q14.

The following table summarizes Bancolombia’s participation in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING			%	2015
(COP millions)	May-14	May-15	Growth	Market Share
Bancolombia VISA	1,218,992	1,450,041	18.95%	7.97%
Bancolombia Mastercard	1,507,056	1,684,889	11.80%	9.26%
Bancolombia American Express	1,625,872	1,651,998	1.61%	9.08%
Total Bancolombia	4,351,920	4,786,928	10.00%	26.31%
Colombian Credit Card Market	16,342,132	18,192,153	11.32%

CREDIT CARD MARKET SHARE			%	2015
(Outstanding credit cards)	May-14	May-15	Growth	Market Share
Bancolombia VISA	466,165	530,166	13.73%	5.20%
Bancolombia Mastercard	612,902	684,295	11.65%	6.71%
Bancolombia American Express	691,392	692,764	0.20%	6.79%
Total Bancolombia	1,770,459	1,907,225	7.72%	18.69%
Colombian Credit Card Market	9,337,422	10,202,533	9.26%

2.3.	Other Operating Income

Total other operating income was COP 174 billion in 2Q15, decreasing 18.4% compared to 2Q15, and decreasing 0.9% with respect to 2Q14.

Revenues aggregated in the operating leases line totaled COP 93 billion in 2Q15, and decreased 9% compared to 1Q15 and decreased 11% compared to 2Q14.

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

Past due loans (those that are overdue for more than 30 days) totaled COP 3,604 billion at the end of 2Q15 and represented 3.1% of total gross loans, increasing compared to the 3.0% reported in 1Q15. Charge-offs totaled COP 265 billion in 2Q15.

The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 118,7% at the end of 2Q15, decreasing with respect to the 120,1% in 1Q15. Likewise, the coverage measured by the ratio of allowances for loans losses to loans classified as C, D and E, was 99% at the end of 2Q15, decreasing with respect to the 101% reported in 1Q15.

The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 446 billion in 2Q15, which represented 0.4% of the loan portfolio at the beginning of the quarter.

Provision charges (net of recoveries) totaled COP 416 billion in 2Q15. Provisions as a percentage of the average gross loans were 1.4% for 2Q15.

Bancolombia maintains a strong balance sheet supported on an adequate level of loan loss reserves. Allowances for loan losses totaled COP 4,278 billion, or 3.7% of total loans at the end of 2Q15. This proportion increased with respect to the 3.6% presented at the end of 1Q15.

7

2Q15

The following tables present key metrics related to asset quality:

ASSET QUALITY	As of
( COP millions)	Mar-15	Jun-15
Total past due loans	3,424,230	3,604,672
Allowance for loan losses	4,132,971	4,278,441
Past due loans to total loans	3.02%	3.11%
“C”, “D” and “E” loans as a percentage of total loans	3.60%	3.74%
Allowances to past due loans (2)	120.70%	118.69%
Allowance for loan losses as a percentage of “C”, “D” and “E” loans (2)	101.06%	98.61%
Allowance for loan losses as a percentage of total loans	3.64%	3.69%

(1)	Allowances are reserves for the principal of loans.
(2)	Under Colombian Bank regulations, a loan is past due when it is at least 31 days past the actual due date.

PDL Per Category		30 days
	% Of loan Portfolio	1Q15	2Q15
Commercial loans	71.4%	1.90%	1.90%
Consumer loans	15.1%	4.40%	4.50%
Microcredit	0.6%	8.33%	8.57%
Mortgage loans	12.9%	6.60%	6.70%
PDL TOTAL		3.00%	3.10%

PDL Per Category		90 days
	% Of loan Portfolio	1Q15	2Q15
Commercial loans	71.4%	1.40%	1.40%
Consumer loans	15.1%	2.00%	2.30%
Microcredit	0.6%	5.12%	5.55%
Mortgage loans	12.9%	3.00%	3.20%
PDL TOTAL		1.70%	1.80%

LOANS AND FINANCIAL LEASES CLASSIFICATION ( COP millions)	Mar-15		Jun-15
¨A¨ Normal	107,445,075	90.67%	109,931,388	90.68%
¨B¨ Subnormal	6,581,199	5.55%	6,648,655	5.48%
¨C¨ Deficient	2,023,385	1.71%	1,943,792	1.60%
¨D¨ Doubtful recovery	1,325,902	1.12%	1,737,578	1.43%
¨E¨ Unrecoverable	1,127,520	0.95%	963,629	0.81%
Total	118,503,081	100.00%	121,225,041	100.00%
Loans and financial leases classified as C, D and E as a percentage of total loans and financial leases	3.90%		3.96%

2.5.	Operating Expenses

During 2Q15, operating expenses totaled COP 1,251 billion, increasing 4.2% with respect to 1Q15 and increasing 12.3% with respect to 2Q14.

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 547 billion in 2Q15, increasing 5.8% compared to 1Q15 and increasing 22.5% compared to 2Q14.

During 2Q15, administrative expenses totaled COP 481 billion, increasing 1.9% compared to 1Q15 and increasing 8.4% as compared to 2Q14.

Amortization and depreciation expenses totaled COP 105 billion in 2Q15, decreasing 0.1% compared to 1Q15 and increasing decreasing 4.3% compared to 2Q14.

As of June 30, 2015, Bancolombia had more than 30,514 employees, and owned 1,069 branches and 4,696 ATMs.

8

2Q15

3.	RECENT DEVELOPMENTS

On June 30, 2015 Bancolombia S.A (“Bancolombia”), Fondo de Empleados of Grupo Bancolombia- FEBANC and Fundacion Bancolombia, (“the sellers”), and Almacenes Éxito S.A (Almacenes Exito) and Almacenes Éxito Inversiones S.A.S (“the buyers”) entered into a purchase and sale agreement whereby the sellers will transfer 50% of the shares of Compañia de Financiamiento Tuya S.A (“Tuya”), a financial institution located in Colombia through which sellers and buyers have developed a commercial alliance for financing business growth and the strengthening of consumer credit.

The purchase price will be determined at the closing and will equal the sum of:

(i) Fifty percent (50%) of the sum of the following accounts of Tuya according to the most recent financial statements before the closing (a) equity (b) capital stock (c) additional paid in capital (ii) One thousand five hundred million Colombian pesos (COP1,500,000,000) The sale is subject to certain conditions, including, among others, receipt of the required regulatory approvals by the Colombian Superintendence of Finance.

This transaction will not produce a material impact on Grupo Bancolombia’s income and dividends from Tuya, due to subsisting commercial and business conditions in which the commercial alliance with Almacenes Exito has developed.

9

2Q15

4.	BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 9 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of: Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore and local (Banistmo S.A.) banking subsidiaries in Panama, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information

Bancolombia’s Investor Relations

Phone: (574) 4041837 / (574) 4041838

E-mail: investorrelations@bancolombia.com.co

Alejandro Mejia (IR Manager) / Camilo Arbelaez (Analyst)

Website: http://www.grupobancolombia.com/investorRelations/

10

2Q15

BALANCE SHEET				Growth
(COP million)	Jun-14	Mar-15	Jun-15	Jun-15 / Mar-15	Jun-15 / Jun-14	% of Assets	% of Liabilities
ASSETS
Cash and balances at central bank	8,254,171	10,946,384	10,771,960	-1.59%	30.50%	6.81%
Interbank borrowings	1,838,477	1,524,439	1,087,203	-28.68%	-40.86%	0.69%
Reverse repurchase agreements and other similar secured lend	845,646	942,245	1,236,053	31.18%	46.17%	0.78%
Investments	11,286,975	13,324,194	12,774,812	-4.12%	13.18%	8.07%
Derivative financial instruments - Assets	553,659	1,618,568	1,354,933	-16.29%	144.72%	0.86%
Loans and advances to customers	99,059,413	118,480,197	121,202,514	2.30%	22.35%	76.58%
Allowance for loan and lease losses	(4,337,735)	(4,597,073)	(4,631,361)	0.75%	6.77%	-2.93%
Investment in associates and joint ventures	897,570	1,209,209	1,300,574	7.56%	44.90%	0.82%
Goodwill and Intangible assets	3,741,326	4,943,569	4,933,573	-0.20%	31.87%	3.12%
Premises and equipment	2,265,534	2,495,262	2,585,540	3.62%	14.12%	1.63%
Investment property	1,044,113	1,138,332	1,261,018	10.78%	20.77%	0.80%
Prepayments	159,759	218,148	228,115	4.57%	42.79%	0.14%
Tax receivables	148,014	367,274	727,901	98.19%	391.78%	0.46%
Deferred tax	368,416	540,450	459,257	-15.02%	24.66%	0.29%
Assets held for sale	226,759	197,196	202,062	2.47%	-10.89%	0.13%
Other assets	1,397,549	1,481,817	1,137,768	-23.22%	-18.59%	0.72%
Discontinued operations (Assets)	1,761,756	1,651,621	1,631,406	-1.22%	-7.40%
Total assets	129,511,402	156,481,832	158,263,328	1.14%	22.20%	100.00%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposit by customers	82,672,388	96,829,029	97,208,199	0.39%	17.58%	61.42%	69.60%
Interbank Deposits	360,650	808,105	332,329	-58.88%	-7.85%	0.21%	0.24%
Derivative financial instrument - Liabilities	384,366	1,279,915	1,106,328	-13.56%	187.83%	0.70%	0.79%
Borrowings from other financial institutions	11,061,804	14,710,706	14,831,703	0.82%	34.08%	9.37%	10.62%
Debt securities in issue	11,754,099	14,458,397	15,124,313	4.61%	28.67%	9.56%	10.83%
Preferred shares	550,504	537,335	551,401	2.62%	0.16%	0.35%	0.39%
Repurchase agreements and other similar secured borrowing	422,513	3,015,558	3,081,701	2.19%	629.37%	1.95%	2.21%
Tax liabilities	78,663	245,678	324,900	32.25%	313.03%	0.21%	0.23%
Deferred tax liabilities	569,849	696,700	776,156	11.40%	36.20%	0.49%	0.56%
Employee pension plan	120,574	128,323	135,828	5.85%	12.65%	0.09%	0.10%
Other liabilities	4,241,289	4,414,572	4,772,197	8.10%	12.52%	3.02%	3.42%
Discontinued operations (Liabilities)	1,563,382	1,445,834	1,417,174	-1.98%	-9.35%
Total liabilities	113,780,081	138,570,152	139,662,229	0.79%	22.75%	88.25%	100.00%
SHAREHOLDERS' EQUITY
Capital	464,495	480,914	480,914	0.00%	3.53%	0.30%
Additional paid-in-capital	4,857,914	4,857,454	4,857,454	0.00%	-0.01%	3.07%
Appropriate reserves	5,180,046	6,005,783	6,006,764	0.02%	15.96%	3.80%
Retained earnings	4,790,592	5,280,049	5,969,300	13.05%	24.60%	3.77%
Cumulative other comprehensive income	(47,166)	812,320	770,900	-5.10%	1734.44%	0.49%
Stockholders’ equity attributable the owners of the parent company	15,245,881	17,436,520	18,085,332	3.72%	18.62%	11.43%
Non-controlling interest	485,440	475,160	515,767	8.55%	6.25%	0.33%
Total liabilities and stockholders' equity	129,511,402	156,481,832	158,263,328	1.14%	22.20%	100.00%

11

2Q15

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Jun-14	Jun-15	Jun-15/Jun-14	2Q14	1Q15	2Q15	2Q15/1Q15	2Q15/2Q14
Interest income and expenses
Interest on loans
Commercial	2,019,201	2,575,491	27.55%	1,055,126	1,263,173	1,312,318	3.89%	24.38%
Consumer	971,543	1,084,818	11.66%	483,098	539,909	544,909	0.93%	12.79%
Small business loans	64,828	88,360	36.30%	33,108	42,826	45,534	6.32%	37.53%
Mortgage	606,153	677,838	11.83%	308,512	323,203	354,635	9.73%	14.95%
Leasing	557,290	760,415	36.45%	276,090	376,458	383,957	1.99%	39.07%
Total Interest on loans	4,219,015	5,186,922	22.94%	2,155,934	2,545,569	2,641,353	3.76%	22.52%
Overnight and market funds	6,283	6,192	-1.45%	2,966	2,803	3,389	20.91%	14.26%
Investment
Debt investments, net	15,978	24,645	54.24%	8,429	12,479	12,166	-2.51%	44.34%
Net gains from investment activities at fair value through income statement
Debt investments	245,241	220,185	-10.22%	61,130	138,877	81,308	-41.45%	33.01%
Derivatives	(61,392)	(14,626)	-76.18%	(16,526)	(19,288)	4,662	124.17%	128.21%
Repos	90,727	(46,462)	-151.21%	42,341	(22,575)	(23,887)	5.81%	-156.42%
Others	(10,147)	(9,986)	-1.59%	(7,057)	(3,360)	(6,626)	97.20%	-6.11%
Net gains from investment activities at fair value through income statement	264,429	149,111	-43.61%	79,888	93,654	55,457	-40.79%	-30.58%
Total interest on investment securities	280,407	173,756	-38.03%	88,317	106,133	67,623	-36.28%	-23.43%
Total interest income	4,505,705	5,366,870	19.11%	2,247,217	2,654,505	2,712,365	2.18%	20.70%
Interest expense
Borrowing costs	(194,667)	(196,460)	0.92%	(97,617)	(101,794)	(94,666)	-7.00%	-3.02%
Overnight funds	(944)	(3,860)	308.90%	(147)	(2,130)	(1,730)	-18.78%	1076.87%
Debt securities in issue	(371,132)	(473,176)	27.50%	(184,689)	(231,997)	(241,179)	3.96%	30.59%
Deposits	(919,103)	(1,089,796)	18.57%	(445,914)	(524,681)	(565,115)	7.71%	26.73%
Other interest (expense)	(55,419)	(70,388)	27.01%	(24,610)	(32,062)	(38,326)	19.54%	55.73%
Total interest expense	(1,541,265)	(1,833,680)	18.97%	(752,977)	(892,664)	(941,016)	5.42%	24.97%
Net interest income	2,964,440	3,533,190	19.19%	1,494,240	1,761,841	1,771,349	0.54%	18.55%
Loan loss provisions	(592,902)	(768,940)	29.69%	(276,590)	(328,927)	(440,013)	33.77%	59.08%
Recovery of charged-off loans	72,492	99,888	37.79%	37,405	29,108	70,780	143.16%	89.23%
Other assets impairment	(32,359)	(58,167)	79.76%	(11,094)	(11,474)	(46,693)	306.95%	320.89%
Total net provisions	(552,769)	(727,219)	31.56%	(250,279)	(311,293)	(415,926)	33.61%	66.18%
Net interest income after provision, net	2,411,671	2,805,971	16.35%	1,243,961	1,450,548	1,355,423	-6.56%	8.96%
Fees and other service income
Banking services	322,650	343,944	6.60%	165,836	172,990	170,954	-1.18%	3.09%
Credit and debit card fees	336,138	415,754	23.69%	167,573	203,424	212,330	4.38%	26.71%
Electronic services and ATM fees	162,301	185,288	14.16%	82,877	91,094	94,194	3.40%	13.66%
Brokerage	11,377	11,541	1.44%	6,264	4,736	6,805	43.69%	8.64%
Acceptances, Guarantees and Standby letters of credits	25,211	21,950	-12.93%	9,927	11,291	10,659	-5.60%	7.37%
Trust	100,579	130,823	30.07%	49,868	65,296	65,527	0.35%	31.40%
Bancassurance	99,673	122,298	22.70%	53,244	53,516	68,782	28.53%	29.18%
Payments and Collections	85,680	96,202	12.28%	44,723	46,428	49,774	7.21%	11.29%
Others	178,002	147,103	-17.36%	101,847	67,917	79,186	16.59%	-22.25%
Fees and other service income	1,321,611	1,474,903	11.60%	682,159	716,692	758,211	5.79%	11.15%
Fees and other service expenses
Banking services	(105,797)	(119,841)	13.27%	(55,277)	(60,433)	(59,408)	-1.70%	7.47%
Others	(212,245)	(278,264)	31.11%	(112,657)	(133,561)	(144,703)	8.34%	28.45%
Fees and other service expenses	(318,042)	(398,105)	25.17%	(167,934)	(193,994)	(204,111)	5.22%	21.54%
Total fees and income from services, net	1,003,569	1,076,798	7.30%	514,225	522,698	554,100	6.01%	7.75%
Other operating income
Derivatives FX contracts	39,267	100,724	156.51%	18,740	49,389	51,335	3.94%	173.93%
Net foreign exchange	77,321	90,010	16.41%	45,721	54,209	35,801	-33.96%	-21.70%
Hedging	(13,761)	(6,382)	-53.62%	(6,906)	(7,887)	1,505	-119.08%	-121.79%
Operating leases	185,156	195,900	5.80%	104,571	102,551	93,349	-8.97%	-10.73%
Gains (or losses) on sale of assets	(1,520)	6,248	511.05%	7,242	14,503	(8,255)	-156.92%	-213.99%
Other reversals	7,947	1,736	-78.16%	6,566	1,066	670	-37.15%	-89.80%
Total other operating income	294,410	388,236	31.87%	175,934	213,831	174,405	-18.44%	-0.87%
Dividends received and equity method
Dividends	35,416	20,209	-42.94%	8,588	9,967	10,242	2.76%	19.26%
Equity investments	10,851	57,528	430.16%	5,847	10,203	47,325	363.83%	709.39%
Equity method	67,159	51,939	-22.66%	23,776	33,727	18,212	-46.00%	-23.40%
Total Dividends received and equity method	113,426	129,676	14.33%	38,211	53,897	75,779	40.60%	98.32%
Total income	3,823,076	4,400,681	15.11%	1,972,331	2,240,974	2,159,707	-3.63%	9.50%

12

2Q15

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Jun-14	Jun-15	Jun-15/Jun-14	2Q14	1Q15	2Q15	2Q15/1Q15	2Q15/2Q14
Operating expenses
Salaries and employee benefits	(800,678)	(928,726)	15.99%	(396,895)	(464,024)	(464,702)	0.15%	17.08%
Bonuses	(100,826)	(134,724)	33.62%	(49,611)	(52,672)	(82,052)	55.78%	65.39%
Administration and general expenses	(886,157)	(953,783)	7.63%	(444,010)	(472,433)	(481,350)	1.89%	8.41%
Contributions and other tax burden	(216,597)	(225,895)	4.29%	(114,627)	(107,291)	(118,604)	10.54%	3.47%
Depreciation and amortization	(202,436)	(209,435)	3.46%	(109,361)	(104,785)	(104,650)	-0.13%	-4.31%
Total operating expenses	(2,206,694)	(2,452,563)	11.14%	(1,114,504)	(1,201,205)	(1,251,358)	4.18%	12.28%
Net operating income	1,616,382	1,948,118	20.52%	857,827	1,039,769	908,349	-12.64%	5.89%
Other income (expenses)
Other income	170,103	131,828	-22.50%	84,390	68,089	63,739	-6.39%	-24.47%
Other expenses	(129,232)	(116,469)	-9.88%	(76,800)	(42,301)	(74,168)	75.33%	-3.43%
Total other income (expenses)	40,871	15,359	-62.42%	7,590	25,788	(10,429)	-140.44%	-237.40%
Profit before tax	1,657,253	1,963,477	18.48%	865,417	1,065,557	897,920	-15.73%	3.76%
Income tax	(423,181)	(467,892)	10.57%	(226,140)	(264,556)	(203,336)	-23.14%	-10.08%
Tax on wealth	-	(162,302)	0.00%	-	(162,302)	-	-100.00%	0.00%
Net income before non-controlling interest	1,234,072	1,333,283	8.04%	639,277	638,699	694,584	8.75%	8.65%
Non-controlling interest	(26,327)	(32,959)	25.19%	(22,282)	(23,772)	(9,187)	-61.35%	-58.77%
Net income before Descontinued Operations	1,207,745	1,300,324	7.67%	616,995	614,927	685,397	11.46%	11.09%
Discontinued Operations Net Income	25,509	20,900	-18.07%	4,539	11,315	9,585	-15.29%	111.17%
Net income	1,233,254	1,321,224	7.13%	621,534	626,242	694,982	10.98%	11.82%

13

2Q15

APPENDIX

The following table summarizes the consolidated Balance Sheet and Income Statements including Tuya S.A. as an ongoing operation.

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP millions)	2Q14	1Q15	2Q15	2Q15/1Q15	2Q15/2Q14
ASSETS
Loans	100,745,428	120,155,760	122,908,243	2.29%	22.00%
Investments	11,339,303	13,368,676	12,824,160	-4.07%	13.09%
Other assets	17,426,671	22,957,396	22,481,021	-2.08%	29.00%
Total assets	129,511,402	156,481,832	158,263,328	1.14%	22.20%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	84,242,990	98,688,452	98,606,641	-0.08%	17.05%
Other liabilities	29,537,091	39,881,700	41,055,588	2.94%	39.00%
Total liabilities	113,780,081	138,570,152	139,662,229	0.79%	22.75%
Shareholders' equity	15,731,321	17,911,680	18,601,099	3.85%	18.24%
Total liabilities and shareholders' equity	129,511,402	156,481,832	158,263,328	1.14%	22.20%

Interest income	2,344,354	2,749,212	2,807,471	2.12%	19.75%
Interest expense	(770,456)	(910,639)	(958,659)	5.27%	24.43%
Net interest income	1,573,898	1,838,573	1,848,812	0.56%	17.47%
Net provisions	(322,616)	(373,357)	(496,547)	33.00%	53.91%
Fees and income from service, net	531,582	540,857	573,199	5.98%	7.83%
Other operating income	175,981	213,841	174,418	-18.44%	-0.89%
Total Dividends received and equity method	38,289	53,996	75,866	40.50%	98.14%
Total operating expense	(1,198,434)	(1,290,249)	(1,334,615)	3.44%	11.36%
Total other income (expenses)	73,909	102,515	65,020	-36.58%	-12.03%
Profit before tax	872,609	1,086,176	906,153	-16.57%	3.84%
Income tax	(228,793)	(273,860)	(201,984)	-26.25%	-11.72%
Tax on wealth	-	(162,302)	-	-100.00%	0.00%
Net income	643,816	650,014	704,169	8.33%	9.37%
Non-controlling interest	(22,282)	(23,772)	(9,187)	-61.35%	-58.77%
Net income attributable to the owners of the parent company	621,534	626,242	694,982	10.98%	11.82%

14

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: August 13, 2015	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance